UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 5
ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
( ) Form 3 Holdings Reported
( ) Form 4 Transactions Reported
1. Name and Address of Reporting Person
   Bulman, Lyn
   9700 West Higgins Road
   Rosemont, IL  60018
   USA
2. Issuer Name and Ticker or Trading Symbol
   Galileo International, Inc.
   GLC
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   December, 1998
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   Senior Vice President Human Resources & Corporate Relations
7. Individual or Joint/Group Reporting (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security         |2.    |3.  |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                             |Transaction|  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                             |Date  |Code|                                  |  Beneficially     |(D)or |                           |
                             |      |    |                  | A/|           |  Owned at         |Indir |                           |
                             |      |    |    Amount        | D |    Price  |  End of Year      |ect(I)|                           |
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
Common Stock                 |      |    |                  |   |           |1,000              |D     |                           |
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
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative   |2.Con   |3.   |4.  |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security              |version |Transaction rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                        |or Exer |Date |Code| rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                        |cise Pr |     |    | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                        |ice  of |     |    | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                        |Deriva  |     |    |               |Date |Expir|                    |       |ficially    |Ind|            |
                        |tive    |     |    |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                        |Secu    |     |    |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                        |rity    |     |    |  Amount   |   |ble  |     |                    |       |Year        |(I)|            |
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
Phantom Stock Units(1)  |1 for 1 |3/31/|D   |725        |D  |3/31/|3/31/|Common Stock|725    |$36.81 |            |D  |            |
                        |        |98   |    |           |   |98   |98   |            |       |       |            |   |            |
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Phantom Stock Units(1)  |1 for 1 |12/16|D   |596        |D  |12/16|12/16|Common Stock|596    |$41.075|372         |D  |            |
                        |        |/98  |    |           |   |/98  |/98  |            |       |       |            |   |            |
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Non-Qualified Stock Opti|40.78   |6/18/|    |           |   |     |     |            |       |       |90,150      |D  |            |
on (Right to Buy)       |        |98   |    |           |   |     |     |            |       |       |            |   |            |
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Non-Qualified Stock Opti|24.50   |7/24/|    |           |   |     |     |            |       |       |19,200      |D  |            |
on (Right to Buy)       |        |97   |    |           |   |     |     |            |       |       |            |   |            |
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Non-Qualified Stock Opti|28.18   |7/24/|    |           |   |     |     |            |       |       |1,693       |D  |            |
on (Right to Buy)       |        |97   |    |           |   |     |     |            |       |       |            |   |            |
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
Explanation of Responses:
(1) Grant of Phantom Stock Units were paid in cash in the following tranches:
725 phantom stock units on March 31, 1998 and 596 phantom stock units on December 16, 1998 due to acceleration from the March 31, 1999 payable date. 372 phantom stock units are payable on March 31, 2000 unless voluntarily deferred by the reporting person.
SIGNATURE OF REPORTING PERSON
Attorney-In-Fact
DATE
February 10, 1999